

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2023

David Platt, Ph.D.
Chairman
Bioxytran, Inc.
75 2nd Ave, Suite 605
Needham, MA 02494

Re: Bioxytran, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 7, 2023
File No. 333-272691

Dear David Platt:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Summary, page 1

1. We continue to note disclosure stating the ProLectin-M technology indicates the possibility of "rapid" and "cost-effective" development of a new molecule. Please remove claims regarding the expediting of clinical development and the reduction of clinical development costs as these statements are speculative. You may state, if true, that your goal is to develop your product candidates more efficiently than current industry standards.

Please contact Tyler Howes at 202-551-3370 or Alan Campbell at 202-551-4224 with any questions.

David Platt, Ph.D.
Bioxytran, Inc.
July 12, 2023
Page 2

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Robert J. Burnett, Esq.